

June 17, 2015

Via E-mail
Miguel Dotres
President
NAS Acquisition, Inc.
5881 NW 151 ST. Suite 216
Miami Lakes, FL 33014

> **Re:** **NAS Acquisition, Inc.**
> **Post-Effective Amendment to Form S-1**
> **Filed May 21, 2015**
> **File No. 333-198776**

Dear Mr. Dotres:

We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise to clarify how you intend to record the issuance of shares to On the Move Corporation (OTM) in the acquisition. Noting that its shareholders will own 82% of NAS Acquisition subsequent to the issuance, it appears that the transaction represents a reverse acquisition whereby OTM is the accounting acquirer.

2. Please provide updated financial statements for OTM in your next amendment.

3. In your next amendment please include audited financial statements for the two retail stores to be acquired by OTM at or before the merger with NAS, pursuant to Rule 8-04 of Regulation S-X, or tell us why you believe these financial statements are not required.

4.   Please revise to include appropriate pro forma financial information reflecting the transactions described in the registration statement. Please ensure that you consider the requirements of preparing pro forma financial statements when the combining entities have different fiscal years.

5.   Please revise the Exhibits to include a consent for the inclusion of the auditor's report on OTM's financial statements in this registration statement.

Calculation of Registration Fee

6.   Please note that the 2nd column should be a share quantity amount, not a dollar amount.

Prospectus Cover Page

7.   Please revise your disclosure to clarify the status of Mr. Dotre's resale of 8,000,000 shares of common stock. For example, please clarify whether the secondary offering is ongoing or has terminated, and whether Mr. Dotre has sold any shares. Please note that any shares held by Mr. Dotres that are not sold in the registered offering prior to the close of the merger with On the Move Corporation will remain restricted securities, and that the Rule 144 safe harbor is not available for the resale of securities issued by a shell company until such time as the requirements of Rule 144(i)(2) are met. Please acknowledge your understanding of the foregoing or advise.

Reconfirmation Offering, page 1

8.   We note that your description of the share exchange agreement on pages 1 and 20 do not state what the On The Move shareholders will transfer to NAS Acquisition, Inc. as part of the agreement. Please revise the descriptions to disclose each party's transfer of common and preferred stock pursuant to the agreement.

9.   We note your disclosure on page 1 that your near-term business plan is to expand to more than 25 retail stores by the end of 2015, and your disclosure on pages 20-21 indicating that you intend to expand by purchasing retail stores currently owned by Mr. Seewald. Please revise your disclosure throughout the registration statement to clarify, if true, that you have not entered into any agreements to purchase additional retail stores from Mr. Seewald, or any other individual, and that you do not have debt or equity financing arrangements in place to fund any additional acquisitions.

10. We note your disclosure on pages 1 and 20 that management has more than 90 years of collective experience. Please note that it is not appropriate to aggregate management's experience and revise your disclosure accordingly.

Use of Proceeds, page 2

11.   Please revise to show the net proceeds available to you after paying expenses related to the offering of your common stock.

12.   Please revise to provide a more detailed breakdown of the different categories of Working Capital for which you intend to use your total offering proceeds.

13.   Please revise to state whether any of the 10% of the deposited funds eligible for release under Rule 419 has been disbursed to the registrant to date. Please refer to Rule 419(e)(1)(ii)(B).

Dilution, page 3

14.   Please tell us how you determined your book value after the offering will be $18,000. We note that as of March 31, 2015, you net book value was a deficit of $6,272. Additionally, please revise your disclosure in the introductory paragraph that your net book value will be $.02 per share after the offering, as it appears it will be $.002 per share. Finally, please revise the amounts within your table to note that the book value per share after the offering will be zero, and that the Decrease in Investment to New Shareholders will be to $.02 per share.

Information Assuming the Share Exchange is Consummated, page 13

15.   We note your tabular disclosure on page 14 indicating that the total number of shares of the Company to be owned by Messrs. Reitano, Seewald, and Parker will be 28,375,000. Please reconcile this with your disclosure that, pursuant to the share exchange agreement, 41,000,000 shares of your common stock will be issued to the On The Move shareholders or advise.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

16.   Please revise to provide the disclosure required by Item 303(a)(3) of Regulation S-K with respect to On the Move Corporation and the two Retail Stores.

Management Team of Acquisition Candidate, page 24

17.   Please confirm that the business experience of each of your executive officers and directors for the past five years is disclosed. For example, please clarify whether Mr. Reitano has owned and operated retail stores during the past five years, and whether he currently owns any such retail stores. Additionally, please clarify whether Mr. Parker still works at Current Marketing Group.

OTM Risk Factors, page 28

18.   Please add a risk factor addressing On the Move Corporation's auditor's opinion that there is substantial doubt about On the Move Corporation's ability to continue as a going concern and place it at the beginning of the OTM Risk Factors section.

19.   Please include a risk factor to discuss, if true, that On the Move Corporation's officers and directors have no experience in running a public company. In addition, please include a risk factor to discuss the costs associated with being a public reporting company, and how you expect to finance such compliance costs.

Item 16 – Exhibits and Financial Statement Schedules, page II-2

20.   Please file your legal opinion with the next amendment.

21.   We note that the Amended and Restated Share Exchange Agreement and Plan of Reorganization, filed as Exhibit 10.A, references "Schedule 1.01(b)," but we cannot locate the schedule in the exhibit. We also note that the Amended and Restated Asset Purchase Agreement, filed as Exhibit 10.b, references various schedules, but we cannot locate any schedules in the exhibit. Please ensure that all schedules to your exhibits are filed along with each exhibit in the next amendment.

22.   Please identify which individual that has signed the registration statement is serving as your principal financial officer and principal accounting officer or controller. Refer to Instruction 1 to Signatures of Form S-1 for guidance.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Paul Cline, Staff Accountant, at (202) 551-3851, or Eric McPhee, Staff Accountant, at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Coy Garrison, Staff Attorney, at (202) 551-3466, or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Special Counsel

cc: Charles B. Pearlman, Esq.